April 13, 2015

Via EDGAR and EMAIL

Tiffany Piland Posil, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GrafTech International Ltd.

PRE 14A filed March 31, 2015

File No. 001-13888

Dear Ms. Piland Posil:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 9, 2015, with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”) filed by GrafTech International Ltd. (the “Company”).

For your convenience, I have set forth each comment from your letter in bold typeface and included the Company’s response below it. References to page numbers mean page numbers of the amended Proxy Statement filed concurrently herewith.

General

1. In order to use a universal ballot, Mr. Milikowsky’s nominees must have consented to being named in the company’s proxy statement and to serve, if elected. See Rule 14a-4(d)(1). Please supplementally advise us whether Mr. Milikowsky’s nominees have provided such consent. If not, please revise to eliminate any reference to a universal ballot.

The Company acknowledges the Staff’s comment and confirms that Mr. Milikowsky’s nominees have consented to being named in the Company’s proxy statement and to serve, if elected. The Company will supplementally provide the Staff with a copy of such consent.

Tiffany Piland Posil

April 13, 2015

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2. File your form of proxy, which must be filed at least 10 calendar days prior to the date definitive copies of the proxy statement and form of proxy are first sent or given to security holders. See Rule 14a-6(a).

The Company acknowledges the Staff’s comment and filed a preliminary form of the proxy card on April 10, 2015.

3. Please clearly mark your proxy statement and form of proxy, when filed, as “Preliminary Copy.” See Rule 14a-6(e)(1).

The Company acknowledges the Staff’s comment and will add “SUBJECT TO COMPLETION – PRELIMINARY COPY” on the header of the Proxy Statement for each subsequent Proxy Statement.

4. Please provide all the disclosure required by Item 5(b)(1) of Schedule 14A.

The Company acknowledges the Staff’s comment. Item 5(b)(1) calls for the disclosure of any substantial interest, direct or indirect, by security holdings or otherwise, of each participant as defined in paragraphs (a) (ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A. The persons constituting participants as so defined are: three incumbent nominees, Randy Carson, Thomas Danjczek and Joel Hawthorne; M. Catherine Morris, a current director and member of the Special Committee of the Board described in the Proxy Statement; and nominees Robert Conrad, James Egan, James Spencer and Robert Weber. As indicated below, the Company has disclosed in the Proxy Statement or will modify the Proxy Statement to disclose the participants’ interests in any matter to be acted upon at the meeting and include the following information, to the extent applicable:

(i) Name and business address of the participant. – The business address of each participant is 6100 Oak Tree Blvd., Independence, Ohio 44131, which will be added to the Proxy Statement.

(ii) The participant’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. – See the biographical information for each nominee beginning on page 17. Biographical information for Ms. Morris, the only other participant, shall be included or incorporated by reference in the Proxy Statement.

Tiffany Piland Posil

April 13, 2015

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(iii) Whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement. See the affirmation of the same on page 23.

(iv) The amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly. – See the beneficial ownership of the incumbent directors on page 72. The Company will modify the Proxy Statement to provide such information for nominees Robert Conrad, James Egan, James Spencer and Robert Weber, the only other participants.

(v) The amount of each class of securities of the registrant which the participant owns of record but not beneficially. – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement.

(vi) All securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date. - The Company will modify the Proxy Statement to provide such information for each participant.

(vii) Funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement.

(viii) Whether or not the participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement.

(ix) The amount of securities of the registrant owned beneficially, directly or indirectly, by each of the participant’s associates and the name and address of each such associate. – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement.

Tiffany Piland Posil

April 13, 2015

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(x) The amount of each class of securities of any parent or subsidiary of the registrant which the participant owns beneficially, directly or indirectly. – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement.

(xi) Information required by Item 404(a) of Regulation S-K (§ 229.404(a) of this chapter). – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement.

(xii) Whether or not the participant or any associates of the participant have any arrangement or understanding with any person—(A) with respect to any future employment by the registrant or its affiliates; or (B) with respect to any future transactions to which the registrant or any of its affiliates will or may be a party. – There is no information that is required to be disclosed that has not already been disclosed in the Proxy Statement.

5. We note your disclosure throughout that Mr. Milikowsky is seeking control of GrafTech without paying stockholders a control premium. Please revise to qualify all such statements by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. Please note that we do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

The Company acknowledges the Staff’s comment and will add such qualifying statements in the Proxy Statement.

About the Annual Meeting, page 1

6. Disclosure indicates that “[i]f any of the nominees nominated by the Board are not available for election at the time of the meeting, discretionary authority will be exercised by the proxyholders … to vote for substitutes designated by the Board ….” Please revise this disclosure and similar disclosure on page 7 to conform to the standard set forth in Rule 14a-4(c)(5) with respect to the scope of the discretionary authority granted with the proxy.

Tiffany Piland Posil

April 13, 2015

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The Company acknowledges the Staff’s comment and will clarify that the discretionary authority to vote for substitutes shall be limited to the election of bona fide nominee(s) named in the Proxy Statement unless such nominee(s) is unable to serve.

7. Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

The Company acknowledges the Staff’s comment and confirms that it will file an amended Proxy Statement with such disclosure under such circumstances.

Voting Mechanics, page 3

8. Disclosure on page 3 indicates that broker non-votes will not be included in determining the presence of quorum. Please reconcile this disclosure with disclosure on page 87 that “broker non-votes will count toward the presence of a quorum.”

The Company acknowledges the Staff’s comment and will correct the disclosure on page 87.

9. If you retain the disclosure on page 3 indicating that broker non-votes will not be included in determining the presence of quorum, provide us with a detailed legal analysis, including a discussion of applicable state law and NYSE regulations, supporting this statement.

Section 216 of the General Corporation Law of the State of Delaware (the “DGCL”) provides in part that, “[s]ubject to this chapter in respect of the vote that shall be required for a specified action, the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the number of shares and/or the amount of other securities having voting power the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting…” (emphasis added)

Tiffany Piland Posil

April 13, 2015

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Consistent therewith, Article I, Section 7(a) of the Company’s Amended and Restated By-Laws (the “By-Laws”) provides that, “[e]xcept as otherwise required by the [DGCL] or the Certificate of Incorporation [of the Company] or as provided with respect to meetings consisting solely of holders of shares of Preferred Stock [of the Company] in the resolution or resolutions providing for the issuance of such shares, the presence, at the commencement of such meeting, in person or by proxy, of holders of a majority of the issued and outstanding shares of capital stock of the [Company] entitled to vote at a meeting of stockholders shall be required in order to constitute a quorum for the transaction of business thereat.” (emphasis added)

NYSE Rule 452.11 provides in part that “[a] member organization… may give or authorize the giving of a proxy to vote such stock, provided the person in the member organization giving or authorizing the giving of the proxy has no knowledge of any contest as to the action to be taken at the meeting and provided such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights or privileges of such stock.” It further provides that “[g]enerally speaking, a member organization may not give or authorize a proxy to vote without instructions from beneficial owners when the matter to be voted upon: … (2) is the subject of a counter-solicitation, or is part of a proposal made by a stockholder which is being opposed by management (i.e., a contest); … (12) authorizes the implementation of any equity compensation plan, or any material revision to the terms of any existing equity compensation plan (whether or not stockholder approval of such plan is required by subsection 8 of Section 303A of the NYSE’s Listed Company Manual); …(19) is the election of directors …; … (21) relates to executive compensation. …Commentary to Item 21 - A matter relating to executive compensation would include, among other things, the items referred to in Section 14A of the Exchange Act (added by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), including (i) an advisory vote to approve the compensation of executives, [and] (ii) a vote on whether to hold such an advisory vote every one, two or three years.” It is our understanding that if a third party solicits proxies in opposition to the Company with respect to one or more proposals at an election, the vote on all proposals will be deemed to be part of a contested solicitation.

Accordingly, as disclosed on page 4 of the Proxy Statement, there are no items on the agenda for the Annual Meeting for which a member organization may give or authorize the giving of a proxy since all of the items on the agenda are covered by one of the prohibitions under NYSE Rule 452.11. The Company will clarify the disclosure in the Proxy Statement. Given that brokers will not be entitled to vote shares for which they have not received instructions pursuant to NYSE Rule 452, such brokers (with respect to such shares) do not

Tiffany Piland Posil

April 13, 2015

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qualify to be included among those counted to determine the presence of a quorum in accordance with the DGCL or the By-Laws.

10. Disclosure indicates that “there are not expected to be any broker non-votes.” We understand that NYSE rules do not permit discretionary voting by brokers or other nominees on any matters in a contested solicitation, and that this could result in a broker non-vote with respect to any proposal if a beneficial owner does not give instructions to the broker or other nominee with respect to that proposal. Given these factors, please describe in greater detail how you concluded that there will not be any broker non-votes in your contested solicitation.

The Company acknowledges the Staff’s comment and will remove this statement.

11. Disclosure indicates that abstentions will have no effect on the outcome of the votes on Proposals 2 through 6. Given that the voting standard for Proposal 5 is not less than 67% of the outstanding shares, please advise us how abstentions will have no effect on the outcome of the vote on Proposal 5.

The Company acknowledges the Staff’s comment and will remove this statement regarding Proposal 5 from the Proxy Statement and add disclosure to clarify that abstentions on Proposal 5 are effectively the same as votes against Proposal 5.

Proposal Two: Non-Binding Advisory Vote on Executive Compensation, page 74

12. Please disclose that you are providing this vote as required pursuant to Section 14A of the Exchange Act. Also disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

The Company acknowledges the Staff’s comment and will modify the Proxy Statement to disclose that the non-binding advisory vote on executive compensation is required pursuant to Section 14A of the Exchange Act and to disclose that non-binding advisory votes on executive compensation presently occur annually, unless the Company elects to modify the frequency of such votes based on the results of the next stockholder vote on the frequency of non-binding advisory votes on executive compensation, which is expected to occur in 2017.

Tiffany Piland Posil

April 13, 2015

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Proposal Six: Reimbursement of Milikowsky Expenses …, page 86

13. Since Proposal 6 is not required to be submitted to a vote of stockholders, disclose what action is intended to be taken by the company in the event stockholders approve Proposal 6. See Item 18 of Schedule 14A.

The Company acknowledges the Staff’s comment and will modify the Proxy Statement to disclose the current intentions of the Disinterested Directors (as defined in the Proxy Statement) with respect to the reimbursement of the expenses as to which the Reimbursement Request has been submitted in the event that stockholders approve Proposal 6.

Proxy Solicitation, page 89

14. Disclose the cost or anticipated cost of retaining MacKenzie Partners, Inc. and the number of employees of MacKenzie Partners, Inc. who will solicit stockholders. See Item 4(b)(3)(ii) and (iii) of Schedule 14A.

The Company acknowledges the Staff’s comment and will disclose in the Proxy Statement the anticipated cost of retaining MacKenzie Partners, Inc. and the number of its employees who will solicit stockholders.

15. Disclose the total expenditures to date for, in furtherance of, or in connection with the solicitation of stockholders. See Item 4(b)(4) of Schedule 14A.

The Company acknowledges the Staff’s comment and will disclose in the Proxy Statement the expenditures through March 31, 2015, the latest date through which such information is reasonably available, in connection with the solicitation.

When are Stockholder Proposals for the 2016 Annual Meeting Due, page 90

16. Please disclose the dates required to be disclosed pursuant to Item 1(c) of Schedule 14A and Rule 14a-5(e).

The Company acknowledges the Staff’s comment and, when the mailing date of the definitive proxy statement is certain, will disclose in the Proxy Statement the date that stockholder proposals are required to be submitted in connection with the 2016 annual meeting of stockholders.

Tiffany Piland Posil

April 13, 2015

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to our response. I would welcome the opportunity to discuss further any of the points discussed in this letter or to provide supplementary materials that will assist in your review. If you have any questions, please call me at (216) 676-2397.

Sincerely yours,

/s/ John D. Moran John D. Moran